Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Period from Inception to	Fiscal Year Ended
(dollars in thousands)	2002	2003		2004

Earnings:
Net Income/(Loss)	$(2,961)	$49,957		$84,709
Amortization of capitalized interest		51		68
Amount of interest capitalized (Less)	—	(1,416)		(654)
Fixed Charges	—	16,932		34,356
Total earnings available for fixed charges	$(2,961)	$65,524		$118,479

Fixed Charges:
Interest expense	—	15,515		33,702
Interest capitalized	—	1,416		654
Total Fixed Charges	—	16,932		34,356
Ratio of Earnings to Fixed Charges	—	3.9	x	3.4	x